Preview: What the New York State BioDefense Fund + Your Next Investment Both Have In Common


MORE PROGRESS
NYS BIODEFENSE COMMERCIALIZATION FUND ADVANCES SEN-JAM'S COVID-19 THERAPY TO FINALS
NEW YORK STATE OF OPPORTUNITY
Empire State Development
This was one of the first things Governor Kathy Hochul did when she got into office...
sen-jam
PHARMACEUTICAL

This week, Sen-Jam Pharmaceutical was notified that their COVID-19 Treatment made it to the final round of a first-of-its-kind New York State BioDefense Commercialization Fund. See the email announcement here.

What does this mean? It means that if you were part of the early-bird investors for our WeFunder* 20% valuation discount, you have a lot to feel smart about. And for those that are sitting on the fence? Here's amazing news for you: you still have time. While we are over 50% filled on our early bird WeFunder special, there's still room. Just click here.

Thank you so much for your continued interest and support. It is enormously gratifying to see the response to this incredible opportunity to finally bring the world some much-needed therapeutic relief from this pandemic. Keep wishing us the best as we do to each of you.

Stay inspired and safe,
Jim

*Disclaimer: we are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through the WeFunder platform. Any indication of interest involves no obligation or commitment of any kind.

From: Jim Iversen jiversen@sen-jam.com
Subject: Sen-Jam Pharmaceutical Stakeholder Update October 2021
Date: October 28, 2021 at 10:15 AM
To: Jim Iversen jiversen@sen-jam.com

sen-jam
PHARMACEUTICAL

Sen-Jam Pharmaceutical
Stakeholder Update I October 2021

Fundraising: Currently raising	Team Members: 4
Date Founded: August, 2017	Shareholders: 25

Sen-Jam Pharmaceutical Disrupts Pain & Inflammation and in the process brings Pharma for the People, to the People.

STRATEGIC ASKS

- We're excited to announce the kick-off of our WeFunder Capital Campaign*!

  This week, we opened privately for early-bird reservations at a valuation discount of 20%. Early next month, we will open to the public, allowing us to accept investments from both accredited and non-accredited investors and making our fundraising goal of $2.4M a reality.

  To learn more, click here to schedule an informal chat with the team, and please know that we are excited to hear your feedback and thoughts about how to ensure the success of this campaign.

  *Disclaimer: we are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through the WeFunder platform. Any indication of interest involves no obligation or commitment of any kind.

TACTICAL ASKS

- If you know of anyone who would be interested in receiving our monthly updates or updates on our WeFunder Capital Campaign, please reach out to Jim to make an introduction so we can add them to our recipient list.

SALES AND MARKETING

In the News


Real
Leaders



"With COVID-19 you have a cytokine storm with runaway inflammation and it is a huge problem that


PODCAST
Click the Link Below to listen to this fascinating talk and send us a note with your thoughts!
comprehensively
addressed"
Sen-Jam

- Our Founders were featured in a fantastic podcast last week, discussing what it will take to "Reduce the Cytokine Storm that is COVID." Check it out if you haven't already, and send us a note with your feedback.

- While big pharma names such as Merck, Pfizer, and Atea Pharmaceuticals are rushing to develop at-home oral treatments, Sen-Jam is thrilled to begin clinical trials in December 2021 under a co-development agreement with Duke-NUS for their novel solution repurposing two safe drugs that appear to disrupt the body's inflammatory process which triggers COVID's runaway inflammation. This is safe for home use and could be used alone or in combination.

  To read the press release on Yahoo Finance, click here.

- In preparation for the Life Sciences Summit, organized by Stony Brook University and the Center for Biotechnology, we've created this video presentation.

produced and distributed by
ANGELSPAN

223 Wall St. #130
Huntington, NY 11743
jiversen@sen-jam.com

From: **Jim Iversen** jiversen@sen-jam.com
Subject: Sen-Jam Pharmaceutical Lists on WeFunder
Date: October 21, 2021 at 2:15 PM
To: Jim Iversen jiversen@sen-jam.com

JI

SEN-JAM PHARMACEUTICAL

Updated: Sept 18, 2021

KICC COVID Project Plan



Lead
S O N D J F M A M J J A S O N D J F M A M
Clinical Study Total Duration — GCR
Start Up Activities — GCR
Site Initiation Visit (ISV) — GCR
Site Location I — GCR
Site Location II — GCR
Data Base Lock — GCR
Clinical Study Report (CSR) Preparation — GCR
Site Close Out Visit (SCV) — GCR

Dear Sen-Jam Pharmaceutical Shareholders,

We are excited to announce our crowdfunding campaign listing on the WeFunder platform*. This listing will allow us to accept investments from both ***accredited*** and ***non-accredited*** investors. We expect to go live on the platform in early November and are now taking pre-orders. **Please consider adding to your bounty and sharing this email with 10 people in your personal networks, with the goal of expanding our investor base and funding Sen-Jam Pharmaceutical - Pharma for the People!**

Other exciting updates you may have missed:

- Attached, please find a copy of our Executive Summary (Q4-21) and our Project Plan for the upcoming Phase 2 Clinical Trial for our COVID-19 therapeutic.
- We were recently granted a patent for opioid tolerance (SJP-007) and just received the Intent to Grant from the European Patent Organization for hangover prevention (SJP-001).
- We're sharing our presentation for the upcoming Stony Brook University - Center for Biotechnology - Life Sciences Summit, The Future of Treatment for COVID-19, and a press release that hit the business wire last week, "Sen-Jam Pharmaceutical Planning to Trial Oral COVID Therapy."
- We are in discussions with a US company to complete the formulation and Chemistry, Manufacturing, and Controls (CMC) work while the clinical trial is underway. This will allow

us to seek Emergency Use Authorization after the clinical trial is complete.
- We are currently exploring licensing opportunities around the world.

We continue to do a lot with a little and are now seeking to raise $2.4M to get us to our next valuation inflection point. Your support is appreciated and needed! Our goal is to receive $250,000 in reservation pre-orders.

Please reach out if you would like to schedule an update call.

Thanks and all the best,

Jim Iversen | **CEO**

**Disclaimer: We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Download Sen-Jam Pharmaceutical - Executive Summary (Q4-21).pdf

produced and distributed by

ANGELSPAN

223 Wall St. #130
Huntington, NY 11743
jiversen@sen-jam.com

From: **Jim Iversen** jiversen@sen-jam.com
Subject: Sen-Jam Pharmaceutical - Early Bird Special - 20% Discount
Date: November 5, 2021 at 6:01 PM
To: **Pete Henig** pete@greenhousecap.com

JI

Hi Pete,

I hope you are doing well! Did anything materialize with Carolina's Family Office back in August?

We are looking to raise $2.4mm during our WeFunder campaign, primarily to fund our phase 2 clinical trial for our COVID-19 therapeutic. We are currently in private mode* and over the last week we received verbal commitments for $300k (12 people) and $200k (9 people) in investment reservations. The 1st $500k in investment reservations are at a 20% discount (valuation cap $20mm vs. $25mm). You can invest as little as $100, Pharma for the People!

The campaign will become public in the coming weeks and be promoted on WeFunder's website.

I didn't want you to miss this opportunity to do good while making a healthy return! If interested in making a non-binding investment reservation simply go to our campaign page, enter investment reservation amount, click on invest, and follow the instructions to set up an account. The capital will be called in about 30 days after we complete our SEC requirements.

If you want to feel good about your investment, review our Executive Summary at the bottom of our campaign page. We are very proud of our work and would appreciate your support.

Be well, safe, and inspired,

Jim

*Disclaimer: we are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through the WeFunder platform. Any indication of interest involves no obligation or commitment of any kind.

sen-jam
PHARMACEUTICAL

Jim Iversen
CEO
Sen-Jam Pharmaceutical
[redacted]
sen-jam.com
Linkedin: linkedin.com/in/jimiversen
Capital Campaign: https://bit.ly/3rqYRIL

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